January 11, 2008


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549


         Re:   Electronic Game Card, Inc.
         Registration Statement on Form SB-2 filed June 17, 2005, amended on February 6, 2007 with Amendment Number 1
         Registration Number:  333-125897


Dear Commission:

Electronic Game Card, Inc. (the "Company") hereby respectfully requests that the Company's Registration Statement on Form SB-2 (Registration Number 333-125897) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"). The Company's request is based on the fact that the Company has determined that due to the passage of time between the original filing date, the First Amendment and an anticipated, but not yet completed or filed, Second Amendment, and the current date that it is no longer necessary to pursue the registration of the shares described in the Registration Statement. In particular, a substantial number of the shares to be sold by the selling stockholders described in the Registration Statement may now be sold in the open market pursuant to Rule 144(k) of the rules and regulations promulgated under the Act.

Please be aware that the passage of time between the original date of filing the Registration Statement, the filing of the First Amendment (and the not yet completed nor filed Second Amendment) thereto was not the result of any dilatory conduct on the part of the Company or any of its representatives and agents. Rather, during calendar 2006, the Company was engaged in amending prior annual and quarterly reports on Forms 10-KSB and 10-QSB so as to comply with comment letters from the Commission. Further until such amendments to Forms 10-KSB and 10-QSB were in compliance with the Commission's comments, the Company was prohibited from filing its First Amendment. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.


         Norfolk House, LG Floor, 31 St James' Square, London SW1 Y 4JR
                     Tel: 020 7451 2480, Fax: 020 7451 2469


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SEC 01/11/08 Page 2


Please also be aware that the Company may file a new registration statement on Form SB-2 sometime in the future in order to register shares of its common stock which were not included in the Registration Statement which the Company seeks to withdraw pursuant to Rule 477.

If you have questions regarding this matter, please contact the undersigned.


Respectfully,


/s/ Lee J Cole
___________________________________________
Lee J Cole
President & Interim Chief Executive Officer
ELECTRONIC GAME CARD, INC.



c:      L. Stephen Albright, Esq.
        Albright & Blum, P. C.